UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to ___________

Commission File Number 1-8777

Virco Mfg. Corporation 401(k) Plan

Virco Mfg. Corporation

2027 Harpers Way
Torrance, California 90501

INTRODUCTION

Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)	Financial statements:

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2004, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 28, 2005	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President — Finance

/s/ Bassey Yau
Bassey Yau
Corporate Controller

Report of Independent Registered Public Accounting Firm

Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 1, 2005

Virco Mfg. Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Interest-bearing cash	$73,479	$109,848
Mutual funds	10,045,676	8,319,681
Common stocks	3,695,063	3,122,949
Participant loans	575,240	512,970

	14,389,458	12,065,448

Participants’ contributions receivable	48,993	21,118

Total assets	14,438,451	12,086,566

Liabilities
Accounts payable	(21,793)	—

Total liabilities	(21,793)	—

Net assets available for benefits	$14,416,658	$12,086,566

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions to net assets attributed to:
Participant contributions	$1,680,715	$1,995,056
Earnings on investments:
Interest and dividends	176,192	166,304
Net appreciation in fair value	1,307,392	—

Total additions	3,164,299	2,161,360

Deductions from net assets attributable to:
Benefits paid to participants	834,207	3,308,836
Net depreciation in fair value	—	556,313

Total deductions	834,207	3,865,149

Net increase (decrease)	2,330,092	(1,703,789)

Net assets available for plan benefits:
Beginning of year	12,086,566	13,790,355

End of year	$14,416,658	$12,086,566

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (the Plan) effective as of April 1, 1993, as a leveraged employee stock ownership plan (ESOP). In January 2002, the Company amended and renamed the Plan the Virco Mfg. Corporation 401(k) Plan. Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan was designed to comply with IRS Code 401(a) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount saved. A Plan Committee comprising at least two persons appointed by the Company’s Board of Directors administers the Plan.

The Plan’s assets were held and managed by Security Trust Company (Security Trust) until February 16, 2004. Effective February 17, 2004, the Company changed its trustee from Security Trust to Wilmington Trust Company (Wilmington Trust). As trustee, Wilmington Trust invests cash received, interest and dividend income, and makes distributions to participants.

Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Eligible employees may defer from 1% to 15% of basic compensation on a before-tax basis, limited to $13,000 and $12,000 in 2004 and 2003, respectively; however, the maximum contribution percentage decreases for highly compensated employees. Contributions are held by Wilmington Trust in a cash and cash equivalents account (a market rate account which earns interest) until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

1. Plan Description (continued)

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan. Withdrawals can also be made while still employed due to a “hardship” need. These withdrawals may be made once during any 12-month period and must comply with the Internal Revenue Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company common stock, valued at current market value, in lieu of cash.

All shares of Company common stock allocated to participant accounts are voted by Wilmington Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Wilmington Trust based on votes actually cast by participants.

The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant’s 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest

Less than 2	0%
2, but less than 3	20%
3, but less than 4	40%
4, but less than 5	60%
5, but less than 6	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

1. Plan Description (continued)

The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.

Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant’s account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the years ended December 31, 2004 and 2003.

Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participant’s vested interest.

Additional information about the Plan is contained in the “Virco Mfg. Corporation 401(k) Plan Summary Plan Description.” Copies of this document are available from the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method using U.S. generally accepted accounting principles, except for benefits paid to participants, which are recorded as deductions from net assets when paid.

Valuation of Assets

Investments are stated at fair value. The fair value of assets is determined on the basis of the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific-identification method.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participant’s accounts based on the ratio of each participant’s balance to the total account balances.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment fund to another effective as of the end of any business day. The investments in shares of the Fund are valued at the closing net asset value per share as determined by the appropriate Fund portfolio at year-end.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

3. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2004	2003

Investments at fair value:
Alliance Growth & Income Fund	$875,677	$670,639
American Funds Growth Fund	1,173,378	808,329
Bond Fund of America	1,291,500	1,233,726
Cash Management Trust of America Fund	974,951	833,600
Oppenheimer Quest Balanced Value Fund	1,026,274	891,084
Paine Webber Brinson Tactical Allocation Fund	2,905,941	2,712,102
Virco Mfg. Corporation common stock	3,695,063	3,122,949

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows:

	Year ended December 31
	2004	2003

Mutual funds	$737,516	$1,595,568
Common stock	569,876	(2,151,881)

Net appreciation (depreciation) for the year	$1,307,392	$(556,313)

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA. Due to the level of risk associated with certain investment securities and level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

There were no unallocated balances as of December 31, 2004 or 2003.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

4. Transactions With Parties-in-Interest

The Plan purchases Company Common Stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions, respectively. The per share purchase price is determined to be the closing market price on the day of transaction.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 11, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Company.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

Supplemental Schedule

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements (Continued)

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of
Identity of Issue	Investment	Current Value

Wilmington Trust Company*	Cash account	$73,479
American Funds Cap World Growth & Income Fund	Mutual fund	419,718
Alliance Growth & Income Fund	Mutual fund	875,677
American Funds Europacific Fund	Mutual fund	364,079
American Funds Growth Fund	Mutual fund	1,173,378
Bond Fund of America	Mutual fund	1,291,500
Cash Management Trust of America Fund	Mutual fund	974,951
Goldman Sachs Internet Tollkeeper Fund	Mutual fund	163,239
MFS Mid-Cap Growth Fund	Mutual fund	373,549
MFS Strategic Value Fund	Mutual fund	477,370
Oppenheimer Quest Balanced Value Fund	Mutual fund	1,026,274
PaineWebber Brinson Tactical Allocation Fund	Mutual fund	2,905,941
Virco Mfg. Corporation Common Stock*	Common stock	3,695,063
Participant Loans*	* *	575,240

		$14,389,458

*	Party-in-interest.

**	The participant loans represent loans to 164 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. The prime rate ranged from 4% to 5.25% in the current year.